Exhibit 99.3

252, Veer Savarkar Marg	Telephone	+91(22) 66691000
Shivaji Park, Dadar	Facsimile	+91(22) 66547800
Mumbai — 400 028		+91(22) 66547801

January 13, 2009
SENT VIA FAX AND COURIER
Satyam Computer Services Ltd.
Mayfair Centre
1-8-303/36
S.P. Road
Secunderabad — 500 003
Andhra Pradesh, India
Attention:
1.	Mr. Deepak Parekh — Member of the Board of Directors

2.	Mr. Kiran Karnik — Member of the Board of Directors

3.	Mr. C. Achuthan — Member of the Board of Directors

4.	Company Secretary, Satyam Computers Services Ltd.
Dear Sirs
Re: Our audit of your financial statements
1.	As statutory auditors, we performed audits of Satyam Computer Services Limited (the “Company”) from the quarter ended June 2000 until the quarter ended September 30, 2008 (“Audit Period”).

2.	The above-referred financial statements were prepared by the management of the Company.

3.	We planned and performed the required audit procedures on such financial statements, and examined the books and records of the Company produced before us by the Company management. We placed reliance on management controls over financial reporting, and the information and explanations provided by the management, as also the verbal and written representations made to us during the course of audits.

January 13, 2009
Satyam Computer Services Ltd.

4.	As you are aware, vide a letter dated January 7, 2009 (“Chairman’s Letter”) addressed to the erstwhile Board of Directors of the Company, the former Chairman of the Company, Mr. Ramalinga Raju has stated that the financial statements of the Company have been inaccurate for successive years. The contents of the said letter, even if partially accurate, may have a material effect (which effect is currently unknown and cannot be quantified without a thorough investigation) on the veracity of the Company’s financial statements presented to us during the Audit Period. Consequently, our opinions on the financial statements may be rendered inaccurate and unreliable. A copy of the Chairman’s Letter, extracted from the official website of the National Stock Exchange is annexed hereto as Annexure A, for the sake of record.

5.	The ICAI has issued a guidance note on revision of audit reports in January 2003 (“Guidance Note”) which prescribes steps to be followed by the auditor to prevent reliance on audit reports in such circumstances. In view of the contents of the Chairman’s Letter, we hereby, in accordance with the Guidance Note, state that our audit reports and opinions in relation to the financial statements for the Audit Period should no longer be relied upon.

6.	Such a requirement is also prescribed under the generally accepted accounting standards in the United States, where, as you are aware, the American Depository Receipts of the Company are listed. We wish to inform you that pursuant to Section 10A of the United States Securities and Exchange Act of 1934, the information contained in the Chairman’s Letter indicates that an illegal act could have occurred. Accordingly, we advise that the Board of Directors of the Company should promptly commence an independent investigation pursuant to Section 10A of the United States Securities and Exchange Act of 1934 in order to determine whether such illegal acts occurred and, if so, the nature and extent of such acts.

7.	We hope to work with the Company and provide assistance to the new Board of Directors to address any issues that arise in the course of such investigation, to enable both the Company and us as your statutory auditors to fulfill obligations under applicable law.

January 13, 2009
Satyam Computer Services Ltd.

8.	We wish to advise that the Company should promptly notify any person or entity that is known to be relying upon or is likely to rely upon our audit report that our audit opinion should no longer be relied upon.

9.	Consequently, such notification should be made to at least the Company’s shareholders, lenders, creditors, Indian regulatory authorities and the United States Securities and Exchange Commission, and indeed to all stock exchanges, whether in India or abroad, where the securities of the Company are listed. We expect such notification would be made promptly and request that the Company advise us as soon as the notification has been made. Since we are required under the Guidance Note to mark a copy of this letter to the relevant regulatory authorities, we have done so.
Yours faithfully,
For and on behalf of Price Waterhouse
PARTNER
Encls: — Total pages 8
Copy marked to the following via fax and courier
1.	Registrar of Companies, Hyderabad

2.	Securities and Exchange Board of India

3.	Reserve Bank of India

4.	Central Board of Direct Taxes

5.	Bombay Stock Exchange Ltd.

6.	National Stock Exchange of India Ltd.

7.	New York Stock Exchange

To the Board of Directors
Satyam Computer Services Ltd.

From B. Ramalinga Raju Chairman, Satyam Computer Services Ltd.	January 7, 2009
Dear Board Members,
It is with deep regret, and tremendous burden that I am carrying on my conscience, that I would like to bring the following facts to your notice:
1.	The Balance Sheet carries as of September 30, 2008
a.	Inflated (non-existent) cash and bank balances of Rs.5,040 crore (as against Rs. 5361 crore reflected in the books)

b.	An accrued interest of Rs. 376 crore which is non-existent

c.	An understated liability of Rs. 1,230 crore on account of funds arranged by me

d.	An over stated debtors position of Rs. 490 crore (as against Rs. 2651 reflected in the books)
2.	For the September quarter (Q2) we reported a revenue of Rs.2,700 crore and an operating margin of Rs. 649 crore (24% 0f revenues) as against the actual revenues of Rs. 2,112 crore and an actual operating margin of Rs. 61 Crore ( 3% of revenues). This has resulted in artificial cash and bank balances going up by Rs. 588 crore in Q2 alone.
The gap in the Balance Sheet has arisen purely on account of inflated profits over a period of last several years (limited only to Satyam standalone, books of subsidiaries reflecting true performance). What started as a marginal gap between actual operating profit and the one reflected in the books of accounts continued to grow over the years. It has attained unmanageable proportions as the size of company operations grew significantly (annualized revenue run rate of Rs. 11,276 crore in the September quarter, 2008 and official reserves of Rs. 8,392 crore). The differential in the real profits and the one reflected in the books was further accentuated by the fact that the company had to carry additional resources and assets to justify higher level of operations —thereby significantly increasing the costs.
Every attempt made to eliminate the gap failed. As the promoters held a small percentage of equity, the concern was that poor performance would result in a take-over, thereby exposing the gap. It was like riding a tiger, not knowing how to get off without being eaten.
The aborted Maytas acquisition deal was the last attempt to fill the fictitious assets with real ones. Maytas’ investors were convinced that this is a good divestment opportunity and a strategic fit. Once Satyam’s problem was solved, it was hoped that Maytas’ payments can be delayed. But that was not to be. What followed in the last several days is common knowledge.
I would like the Board to know:

1.	That neither myself, nor the Managing Director (including our spouses) sold any shares in the last eight years — excepting for a small proportion declared and sold for philanthropic purposes.

2.	That in the last two years a net amount of Rs. 1,230 crore was arranged to Satyam (not reflected in the books of Satyam) to keep the operations going by resorting to pledging all the promoter shares and raising funds from known sources by giving all kinds of assurances (Statement enclosed, only to the members of the board). Significant dividend payments, acquisitions, capital expenditure to provide for growth did not help matters. Every attempt was made to keep the wheel moving and to ensure prompt payment of salaries to the associates. The last straw was the selling of most of the pledged share by the lenders on account of margin triggers.
3.	That neither me, nor the Managing Director took even one rupee/dollar from the company and have not benefitted in financial terms on account of the inflated results.

4.	None of the board members, past or present, had any knowledge of the situation in which the company is placed. Even business leaders and senior executives in the company, such as, Ram Mynampati, Subu D, T.R. Anand, Keshab Panda, Virender Agarwal, A.S. Murthy, Hari T, SV Krishnan, Vijay Prasad, Manish Mehta, Murali V, Sriram Papani, Kiran Kavale, Joe Lagioia, Ravindra Penumetsa, Jayaraman and Prabhakar Gupta are unaware of the real situation as against the books of accounts. None of my or Managing Director’s immediate or extended family members has any idea about these issues.

Having put these facts before you, I leave it to the wisdom of the board to take the matters forward. However, I am also taking the liberty to recommend the following steps:
1.	A Task Force has been formed in the last few days to address the situation arising out of the failed Maytas acquisition attempt. This consists of some of the most accomplished leaders of Satyam: Subu D, T.R. Anand, Keshab Panda and Virender Agarwal , representing business functions, and A.S. Murthy, Hari T and Murali V representing support functions. I suggest that Ram Mynampati be made the Chairman of this Task Force to immediately address some of the operational matters on hand. Ram can also act as an interim CEO reporting to the board.
2.	Merrill Lynch can be entrusted with the task of quickly exploring some Merger opportunities.

3.	You may have a ‘restatement of accounts’ prepared by the auditors in light of the facts that I have placed before you.
I have promoted and have been associated with Satyam for well over twenty years now. I have seen it grow from few people to 53,000 people, with 185 Fortune 500 companies as customers and operations in 66 countries. Satyam has established an excellent leadership and competency base at all levels. I sincerely apologize to all Satyamites and stakeholders, who have made Satyam a special organization, for the current situation. I am confident they will stand by the company in this hour of crisis.

In light of the above, I fervently appeal to the board to hold together to take some important steps. Mr. T.R. Prasad is well placed to mobilize support from the government at this crucial time. With the hope that members of the Task Force and the financial advisor, Merrill Lynch (now Bank of America) will stand by the company at this crucial hour, I am marking copies of this statement to them as well.
Under the circumstances, I am tendering my resignation as the chairman of Satyam and shall continue in this position only till such time the current board is expanded. My continuance is just to ensure enhancement of the board over the next several days or as early as possible.
I am now prepared to subject myself to the laws of the land and face consequences thereof.
(B. Ramalinga Raju)
Copies marked to:
     1. Chairman SEBI
     2. Stock Exchanges